June 7, 2018

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Mail Stop 3561

Re:          Cole Office & Industrial REIT (CCIT II), Inc.

Schedule TO-T

Filed May 22, 2018 by Comrit Investments 1, Limited Partnership

File No. 005-90480

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff  (the “Staff”) of the Securities and Exchange Commission in your June 5, 2018 letter (the “Comment Letter”) concerning the above-referenced filing (the “Schedule TO”).

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T

1.                                      We have reviewed the reply to our comment dated May 30, 2018, and are unable to concur with the conclusion that Class A and Class T are not separate “classes” of common stock. Aside from the obvious factual distinction in name, the Class A and Class T common stock are separate classes of stock according to the Company’s own disclosure.  For example, the Company’s most recent Form 10-K, filed March 30, 2018, and to which you refer, states the following in the notes to its financial statements on page F-14: “The Company has two classes of common stock.  Accordingly, the Company utilizes the two-class method to determine its earnings per share, which results in different earnings per share for each of the classes.” As another example, the Company, in its most recent proxy statement, filed April 12, 2018, clearly presents the beneficial ownership of its Class A and Class T common stock in separate columns.  While we appreciate the equitable arguments you make for treating the two classes of common stock as one for purposes of the tender offer, the term “class,” in this instance, is not open to interpretation.  Consequently, your response is insufficient to overcome the regulatory framework and codified disclosure requirements of Section 14(d) and Regulations 14D and 14E, which, as we stated previously, apply on a class-by-class basis.  We have no objection, however, to you amending this Schedule TO and simultaneously conducting two parallel tender offers for the two classes of common stock.

The Purchaser will amend the Schedule TO to modify the disclosure to reflect two parallel tender offers for the two classes of common stock, in accordance with the Staff’s comments. The Purchaser’s Amendment No. 1 to the Schedule TO-T, filed on the date hereof, will include the requested additional disclosure.

*         *         *         *         *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser or contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Ziv Sapir
Comrit Investments 1, LP

cc:                                Amos W. Barclay, Esq. (Holland & Hart LLP)